Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES STRATEGIC ACQUISITION —
ENTERS INTO AGREEMENT TO ACQUIRE BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
July 15 2009 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today that it has entered into an agreement with Constellation Bulk Energy Holdings, Inc. (“Seller”) to acquire Seller’s 50% ownership interest in Bulk Energy Transport (Holdings) Limited (“BET”) for a nominal cash consideration. The remaining 50% of BET is owned and will remain under the ownership of affiliates of the Restis family.
BET is a provider of worldwide ocean transportation services through the ownership of a fleet of five dry bulk carrier vessels. Its current fleet is comprised of four Capesize and one Panamax dry bulk carriers with a cargo-carrying capacity of 726,620 dwt and an average fleet age of approximately 16 years.
As a result of the acquisition, the size of the Company’s fleet will increase to 11 dry bulk vessels with a carry capacity of approximately 1,043,296 dwt and an average fleet age of 13 years comprising of four Capesize, three Panamax, two Supramax and two Handysize dry bulk carriers.
The acquisition is subject to lenders’ approval and is expected to close by July 31, 2009.
Dale Ploughman, the Company’s Chief Executive Officer, stated: “This acquisition, should the subjects be lifted, is accretive to Seanergy and further consolidates Seanergy’s position in the dry bulk sector. With the control of the BET vessels and particularly the four Capesizes, Seanergy will have tonnage that covers the majority of the dry bulk market sectors. It also achieves one of the goals that Seanergy set on its self to expand the fleet within the first year of operations. The deal enhances shareholder value and places Seanergy well on the way to being a strong participant in the dry bulk sector.”
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. The Company purchased and took delivery of six dry bulk carriers in the third and fourth quarters of 2008 from companies associated with members of the Restis family. Its current fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers with a combined cargo-carrying capacity of 316,676 dwt and an average fleet age of approximately 11 years.

The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock and warrants traded on the NYSE Alternext US LLC (formally known as AMEX) under the symbols SRG, SRG.W, respectively.
For further information please visit our website at www.seanergymaritime.com
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com